UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    ☐Form 10-K ☐ Form 20-F ☐ Form 11-K  ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:   June 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

MIT HOLDING, INC.
Full Name of Registrant

CONVENTION ALL HOLDINGS, INC.
Former Name if Applicable

37 W. FAIRMONT AVE., SUITE 202
Address of Principal Executive Office (Street and Number)

SAVANNAH, GA 31406
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)

The Registrant will be delayed in filing its 10-Q due to the need to reconstruct records resulting from a fire at our corporate offices that started in adjacent offices of an unrelated party on the morning of October 31, 2011. This has resulted in a delay in the preparation of the Registrant's financial statements for the nine months ended September 30, 2011.

PART IV - OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Steven W. Schuster, Esq.	(212)	448-1100
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer no, identify report(s).         ☑     Yes    ☐    No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      ☑   Yes  ☐    No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A

MIT HOLDING, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2011	By:	/s/ Walter H. C. Drakeford
Walter H. C. Drakeford, Co-CEO

ATTENTION

 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

Nine Months Ended September 30, 2011 and Three Months Ended September 30, 2011:

The Company’s revenues for the Nine months ended September 30, 2011 were $4,722,825 and net income (loss) of $1,467,893 as compared to revenue of $5,219,337 and net income (loss) of $124,240 for the same period for the nine months ended September 30, 2010. The Company’s revenues for the three months ended September 30, 2011 were $1,514,794 and net income (loss) of $2,479,874 as compared to revenue of $1,807,622 and net income (loss) of $61,508 for the three months ended September 30, 2010. The change in revenue and income was primarily because effective Aug 19, 2011 MITRX Corporation, a South Carolina corporation and subsidiary of MIT Holding, Inc. disposed of its interest in Palmetto Long Term Care Pharmacy, LLC and National Direct Home Pharmacy, Inc that had been acquired February 19, 2011.

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